Exhibit 1

FOR IMMEDIATE RELEASE	12 JUNE 2014

WPP PLC (“WPP”)

Grey to acquire a majority stake in Circus, Peru’s largest independent advertising agency

WPP announces that its wholly-owned operating company Grey, the global marketing communications agency, has agreed to acquire a majority stake in Circus Peru S.A. (“Circus”), the largest independent adverting agency in Peru.

Founded in 2008, Circus is a full-service integrated marketing company. Its subsidiaries include Circus Interactive, Circus Retail, Circus Experience, Brand Lab, a design company, and Carne, a second advertising agency. Circus will be integrated into the existing Grey Peru and be renamed Circus Grey.

Circus’ unaudited revenues were PEN 34 million as of December 31, 2013 with net assets of PEN 9.0 million as of the same date. Clients include Grupo Credito, Grupo Falabella, Claro and San Fernando. Based in Lima, the agency employs nearly 200 people.

The investment continues WPP’s strategy of investing in faster growth geographic markets, which represented over 30% of US$17.3 billion revenues in 2013, with an objective to reach 40-45% over the next five years. It also demonstrates the Group’s commitment to developing its strategic networks throughout Latin America. In Latin America, WPP companies (including associates) collectively generate revenues of over $1.6 billion and employ over 18,000 people. In Peru, WPP companies (including associates) collectively generate revenues of over $40 million and employ over 700 people.

Other WPP companies active in Peru (including affiliates) are Young & Rubicam, Ogilvy & Mather, J. Walter Thompson, GroupM, Burson-Marsteller, IBOPE, Kantar Worldpanel, TNS and Geometry Global.

Contact:

Feona McEwan, WPP London	+ 44(0) 207 408 2204
Kevin McCormack, WPP New York	+1 (212) 632 2239